Item 77Q1

On January 1, 2002, Firstar Mutual Fund Services, LLC, The Olstein Financial Alert Fund's fund administrator and shareholder servicing agent, changed its name to U.S. Bancorp Fund Services, LLC.

On January 1, 2002, Firstar Bank, N.A., The Olstein Financial Alert Fund's custodian, changed its name to U.S. Bank, N.A.